Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

04 JAN -8 AM 7:21

LETTER FOR MAINTENANCE OF EXEMPTION [redacted]

04012082

6th January 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 15

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcements in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 16th December 2003;

2. Public announcement in relation to a change in the interest of Permodalan Nasional Berhad, a substantial shareholder - released on 1st December 2003;

3. Public announcement in relation to a change in the interest of Yayasan Pelaburan Bumiputra, a substantial shareholder - released on 1st December 2003; and

4. Public announcement in relation to a change in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder - released on 1st December 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

dlw 1/14

Encl.

c.c. Mr. Andres Estay — Fax No. (212) 571 3050/ 3051/ 3052

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act 1965

Ownership transfer to S DARBY/EDMS/KLSE on 16-12-2003 05:05:51 PM
Submitted by S DARBY on 16-12-2003 05:18:10 PM
Reference No CU-031202-774AB

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary shares of RM0.50 each**
* Name & address of registered holder	:	

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Disposal of 811,000 shares)

Nomura Asset Management Singapore Limited
(Disposal of 130,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **22-10-2003**	* **150,000**	
Disposed	**27-10-2003**	**140,000**	
Disposed	**28-10-2003**	**27,300**	
Disposed	**06-11-2003**	**150,000**	
Disposed	**06-11-2003**	**50,000**	
Disposed	**10-11-2003**	**343,700**	
Disposed	**17-11-2003**	**30,000**	
Disposed	**19-11-2003**	**50,000**	

* Circumstances by reason of which change has occurred	:	**Sale of shares by the Board**
* Nature of interest	:	**Direct**
Direct (units)	:	**354,739,605**

Direct (%)	:	**15.25**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**354,739,605**
* Date of notice	:	**19-11-2003**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board ("EPF") were dated 23rd and 28th October and 7th, 11th, 17th and 19th November 2003.

However, there were discrepancies in the figures reported by EPF wherein the shortfall of 50,000 shares in EPF's Form 29B dated 15th September 2003 was only resolved on 22nd November 2003, via EPF's letter dated 21st November 2003.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 16-12-2003 05:05:50 PM
Submitted by S DARBY on 16-12-2003 05:18:08 PM
Reference No CU-031202-55486

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Sime Darby Berhad**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary shares of RM0.50 each**
*	Name & address of registered holder	:

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 230,500 shares
Disposal of 1,441,200 shares)

Mayban Investment Asset Management Sdn Bhd
(Disposal of 723,600 shares)

Rashid Hussain Asset Management Sdn Bhd
(Disposal of 103,000 shares)

Alliance Merchant Bank Berhad
(Disposal of 488,500 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 08-10-2003	* 230,500	
Disposed	08-10-2003	701,600	
Disposed	09-10-2003	291,600	
Disposed	09-10-2003	103,000	
Disposed	10-10-2003	200,000	
Disposed	10-10-2003	22,000	
Disposed	13-10-2003	570,000	
Disposed	13-10-2003	480,000	
Disposed	15-10-2003	150,000	
Disposed	15-10-2003	8,000	

Disposed	17-10-2003	229,600
Disposed	17-10-2003	500

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the Board**
* Nature of interest : **Direct**
  Direct (units) : **355,680,605**
  Direct (%) : **15.29**
  Indirect/deemed interest (units) :
  Indirect/deemed interest (%) :
* **Total no of securities after change** : **355,680,605**

* Date of notice : **17-10-2003**

Remarks :
The notices of change in substantial shareholding received from Employees Provident Fund Board ("EPF") were dated 8th, 13th, 15th and 17th October 2003.

However, there were discrepancies in the figures reported by EPF wherein the shortfall of 50,000 shares in EPF's Form 29B dated 15th September 2003 was only resolved on 22nd November 2003, via EPF's letter dated 21st November 2003.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 16-12-2003 05:05:50 PM
Submitted by S DARBY on 16-12-2003 05:18:05 PM
Reference No CU-031202-4BAF1

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Sime Darby Berhad**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary shares of RM0.50 each**
*	Name & address of registered holder	:

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 3,661,200 shares)

Nomura Asset Management Singapore Limited
(Disposal of 50,000 shares)

Mayban Investment Asset Management Sdn Bhd
(Disposal of 1,586,400 shares)

Rashid Hussain Asset Management Sdn Bhd
(Disposal of 200,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **23-09-2003**	* **200,000**	
Acquired	**25-09-2003**	**250,000**	
Acquired	**26-09-2003**	**270,400**	
Acquired	**29-09-2003**	**51,000**	
Disposed	**29-09-2003**	**50,000**	
Acquired	**30-09-2003**	**100,000**	
Acquired	**02-10-2003**	**764,400**	
Acquired	**03-10-2003**	**1,050,000**	
Acquired	**06-10-2003**	**275,400**	
Acquired	**07-10-2003**	**700,000**	
Disposed	**07-10-2003**	**1,586,400**	

Disposed	**07-10-2003**	**200,000**

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the Board**
* Nature of interest : **Direct**

Direct (units) : **358,206,405**
Direct (%) : **15.39**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **358,206,405**

* Date of notice : **07-10-2003**

Remarks :
The notices of change in substantial shareholding received from Employees Provident Fund Board ("EPF") were dated 23rd, 25th and 29th September and 1st, 3rd and 7th October 2003.

However, there were discrepancies in the figures reported by EPF wherein the shortfall of 50,000 shares in EPF's Form 29B dated 15th September 2003 was only resolved on 22nd November 2003, via EPF's letter dated 21st November 2003.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 16-12-2003 05:05:50 PM
Submitted by S DARBY on 16-12-2003 05:18:02 PM
Reference No CU-031202-1C5C0

Submitting Merchant Bank (If applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP**
  Jalan Raja Laut
  50350 Kuala Lumpur
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 862,900 shares
Disposal of 166,800 shares)

Nomura Asset Management Singapore Limited
(Disposal of 75,000 shares)

Rashid Hussain Asset Management Sdn Bhd
(Disposal of 927,500 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 10-09-2003	* 25,000	
Disposed	11-09-2003	150,000	
Acquired	12-09-2003	13,400	
Acquired	15-09-2003	49,500	
Disposed	20-05-2003	50,000	
Disposed	15-09-2003	355,000	
Acquired	16-09-2003	200,000	
Disposed	16-09-2003	322,500	
Acquired	17-09-2003	600,000	
Disposed	17-09-2003	16,800	
Disposed	18-09-2003	98,100	
Disposed	19-09-2003	151,900	

* Circumstances by reason of which change has occurred	:	**Purchase and sale of shares by the Board**
* Nature of interest	:	**Direct**
Direct (units)	:	**356,381,605**
Direct (%)	:	**15.32**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**356,381,605**
* Date of notice	:	**19-09-2003**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board ("EPF") were dated 11th, 15th, 21st, 17th and 19th September 2003.

However, there were discrepancies in the figures reported by EPF wherein the shortfall of 50,000 shares in EPF's Form 29B dated 15th September 2003 was only resolved on 22nd November 2003, via EPF's letter dated 21st November 2003.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 01-12-2003 05:45:02 PM
Reference No CU-031112-46233

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB**
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **09-10-2003**	* **180,000,000**	
Disposed	**20-10-2003**	**120,000,000**	
Disposed	**29-10-2003**	**165,200**	
Disposed	**31-10-2003**	**226,700**	
Disposed	**03-11-2003**	**392,600**	
Disposed	**05-11-2003**	**25,000,000**	
Disposed	**07-11-2003**	**215,500**	

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the company**
* Nature of interest : **Direct**
Direct (units) : **426,482,000**
Direct (%) : **18.33**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **426,482,000**

* Date of notice : **07-11-2003**

Remarks :

The notices of change in substantial shareholding received from Permodalan Nasional Berhad were dated 9th, 20th, 29th and 31st October and 3rd, 5th and 7th November 2003.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act 1965

Submitted by S DARBY on 01-12-2003 05:44:49 PM
Reference No CU-031112-44E58

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Sime Darby Berhad**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

Particulars of substantial Securities Holder

*	Name	: **Yayasan Pelaburan Bumiputra**
*	Address	: **c/o Permodalan Nasional Berhad Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **37113-P**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary shares of RM0,50 each**
*	Name & address of registered holder	:

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **09-10-2003**	* **180,000,000**	
Disposed	**20-10-2003**	**120,000,000**	
Disposed	**29-10-2003**	**165,200**	
Disposed	**31-10-2003**	**226,700**	
Disposed	**03-11-2003**	**392,600**	
Disposed	**05-11-2003**	**25,000,000**	
Disposed	**07-11-2003**	**215,500**	

*	Circumstances by reason of which change has occurred	: **Purchase and sale of shares by the company's subsidiary**
*	Nature of interest	: **Deemed interest**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **426,482,000**
	Indirect/deemed interest (%)	: **18.33**

* **Total no of securities after change** : **426,482,000**

* Date of notice : **07-11-2003**

Remarks :
The notices of change in substantial shareholding received from Yayasan Pelaburan Bumiputra were dated 9th, 20th, 29th and 31st October and 3rd, 5th and 7th November 2003.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S.DARBY on 01-12-2003 05:44:56 PM
Reference No CU-031112-45AE9

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Sime Darby Berhad**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary shares of RM0.50 each**
*	Name & address of registered holder	:

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **09-10-2003**	* **180,000,000**	
Acquired	**20-10-2003**	**120,000,000**	
Disposed	**03-11-2003**	**200,000**	
Disposed	**04-11-2003**	**250,000**	
Acquired	**05-11-2003**	**25,000,000**	
Disposed	**05-11-2003**	**173,700**	
Disposed	**06-11-2003**	**52,600**	

*	Circumstances by reason of which change has occurred	: **Purchase and sale of shares by the company**
*	Nature of interest	: **Direct**
	Direct (units)	: **569,697,332**
	Direct (%)	: **24.49**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of securities after change** : **569,697,332**

* Date of notice : **06-11-2003**

Remarks :
The notices of change in substantial shareholding received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera were dated 9th and 20th October and 3rd, 4th, 5th and 6th November 2003.

Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

04 JAN -8 AM 7:21

LETTER FOR MAINTENANCE OF EXEMPTION

7 January 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the proposed acquisition of a controlling interest in Med-Bumikar Sdn. Bhd. - released on 6 January 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

NZ/nor/ADR

Form Version 2.0
General Announcement
Submitted by S DARBY on 06-01-2004 06:02:33 PM
Reference No SD-040106-63216

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Proposed acquisition of a controlling interest in Med-Bumikar Sdn. Bhd.

* **Contents :-**

Further to our announcement dated 16 December 2003, Sime Darby Berhad wishes to announce that it has terminated all further discussions with the relevant selling parties in connection with the acquisition of a controlling interest in Med-Bumikar Sdn. Bhd. as parties have been unable to agree on the principal terms of the acquisition.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: